March 4, 2010

United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention:	Larry Spirgel
Assistant Director

Re:	Otelco Inc.
Item 4.02 Form 8-K
Filed February 17, 2010
File No. 001-32362

Ladies and Gentlemen:

Set forth below are the responses of Otelco Inc. (“Otelco” or the “Company”), to the comments of the Staff of the Securities and Exchange Commission dated February 23, 2010 with respect to the above-referenced filing.  For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto.

Form 8-K Item 4.02

1.	Please amend your filing to disclose whether you discussed the restatement with your auditors in accordance with Item 4.02(a)(3) of Form 8-K.

The Company has amended its filing in response to the Staff’s comment.

2.	Please tell us why you decided to not restate your interim financial statements for the quarters ended March 31, 2009, June 30, 2009 and/or September 30, 2009.

The Company will restate its interim financial statements for the quarters ended March 31, 2009; June 30, 2009; and September 30, 2009 prior to filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Company acknowledges that it is responsible for the adequacy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned with any questions or comments regarding the foregoing.

Sincerely,

/s/ Curtis L. Garner, Jr.

Curtis L. Garner, Jr.

cc:	Howard Haug, Chairman of the Audit Committee of the Board of Directors
Steven Khadavi, Dorsey & Whitney LLP

VIA EDGAR